

Mail Stop 4720

June 23, 2009

John M. Mendez
Chief Executive Officer
First Community Bancshares, Inc.
P.O. Box 989
Bluefield, VA 24605-0989

> **Re: First Community Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-19297**

Dear Mr. Mendez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 1. Summary of Significant Accounting Policies

Long-term Investments, page 53

1.   We note that the company is a member of the Federal Home Loan Bank of Atlanta and at December 31, 2008 holds approximately $13.17 million in FHLB stock. Please tell us and revise future filings to more clearly discuss your accounting for these securities, including your impairment policy. In addition,

present a balanced discussion to state why, if true, you believe that your investment in FHLB Atlanta stock is not other-than-temporarily impaired. For example, please discuss how you considered the FHLB's recent financial condition; changes made to their excess activity-based stock repurchase program and the fact that no dividends were declared for the fourth quarter of 2008 or the first quarter of 2009.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

2.   Please identify the component companies of the Asset Size & Regional Peer Group used in the performance graph in all future reports. Refer to Instruction 5 to Item 201(e) of Regulation S-K.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 10 of Definitive Proxy Statement on Schedule 14A

3.   Please tell the staff why you have not disclosed the performance targets utilized in determining the CEO's base salary for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Directors and Officers, page 8 of Definitive Proxy Statement on Schedule 14A

4.   Please confirm, and revise future filings to disclose, if accurate, that loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

5.   Please provide to the staff supplementally the information required by Item 404(b) of Regulation S-K. Please also revise future filings to include this information.

Signature Page

6.   The Form 10-K must be signed by the controller or principal accounting officer. Please advise the staff supplementally as to whether this individual signed the Form 10-K, and revise future filings to identify this individual. Refer to General Instruction D(2)(a) of Form 10-K.

Exhibits

7.   We note that certain employment agreements have not been filed with the Form 10-K, or incorporated by reference thereto. For example, it appears that the amended and restated employment agreements with Robert L. Buzzo and E. Stephen Lilly have not been filed or incorporated by reference to the Form 10-K. We note that these agreements were referenced in the Form 8-K filed December 16, 2008, but were not filed therewith. Please file all employment agreements. Refer to Item 601(b)(10)(ii)(A).

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Consolidated Statements of Changes in Stockholders' Equity, page 6

8.   We note that you recorded an adjustment to Retained Earnings to recognize the cumulative effect of adopting FSP FAS 115-2 and 124-2. Paragraph 45 of the FSP indicates that a corresponding adjustment should be made to Accumulated Other Comprehensive Income. It is not clear to us how this offsetting adjustment was recognized in your Statement of Changes in Stockholders' Equity. Please revise your Statement accordingly in future filings.

Note 3. Investment Securities, pages 9-11

9.   We refer to your investment securities tables on pages 9, 10 and 30. Paragraph 39 of FSP 115-2 and 124-2 provides that the disclosures required by the FSP be provided by major security type. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g., business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:

- Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2;

- Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only) based on the nature and risks of the securities; and

- Consider further segregating your pooled trust preferred securities by class/tranche held (e.g., senior, mezzanine).

10. We note that you recognized a pre-tax OTTI charge of $15.46 million on one of your pooled trust preferred securities as of December 31, 2008. We also note that you did not reclassify a portion of this impairment to accumulated other comprehensive income upon the adoption of FSP FAS 115-2 and 124-2. Please tell us and revise your disclosure in future filings to clarify whether you intend to sell this security or have determined that it is more likely than not that you will be required to sell the security before recovery of its amortized cost basis. If not, please clarify how you determined that 100% of the OTTI was credit-related.

11. Please revise future filings to provide the disclosure required by paragraph 42 of FSP FAS 115-2 and 124-2 with respect to the OTTI recognized as of December 31, 2008 that you determined to be attributable to credit losses. Although these impairments were recognized in prior periods, we believe this disclosure will provide meaningful information as it relates to how you determined the portion of the OTTI that was credit-related.

12. We note that your AFS securities are reported at fair value utilizing Level 1, Level 2 and Level 3 inputs. You disclose that U.S. Treasury securities are valued using Level 1 inputs and that certain pooled trust preferred securities are valued using Level 3 inputs. However, it is unclear what level inputs are used to value your other investment securities. Please tell us and revise your future filings to more clearly indicate at what level in the fair value hierarchy valuation inputs are used to determine the fair value for each of your major security types.

13. As a related matter, please tell us and revise your future filings to more clearly explain the types of valuation models used (e.g., discounted cash flow models) in estimating the fair value of your AFS securities.

14. With respect to your non-agency mortgage-backed securities and trust preferred securities (both single issuer and pooled) with significant unrealized losses as of the end of the period, please identify the key differences between the cash flow analysis (or other valuation model) used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment and provide objective evidence that reconciles the significant difference in the results between these two measures.

Management's Analysis of Financial Condition and Results of Operations

Financial Condition – Securities, page 29

15.   Please provide us with the following information related to your single issuer and pooled trust preferred securities and consider revising the table on page 30 in your future filings to include this additional information:

- deal name
- class/tranche
- credit rating for each class/tranche
- number of banks in issuance
- deferrals and defaults – dollar amount and as a percentage of collateral
- excess subordination – dollar amount and as a percentage of collateral

16.   Please provide us with a detailed explanation of how you determined that an OTTI existed on your A-rated pooled trust preferred securities but not on those rated CCC. Please identify all available evidence, explain the relative significance of each piece of evidence and identify the primary evidence on which you relied in making your assessments.

17.   We refer to the "Cumulative OTTI" column in the table on page 30. This column appears to represent the cumulative OTTI that has been recognized in *earnings*. Paragraph 19 of SFAS 115 (as amended by paragraph A2(c) of FSP FAS 115-2 and 124-2) requires disclosure of the total OTTI recognized in *accumulated other comprehensive income*. Please revise you future filings to comply with this requirement.

18.   As a related matter, please revise future filings to provide the disclosure required by paragraph 43 of FSP FAS 115-2 and 124-2 as it relates to the amount of OTTI related to credit losses recognized in earnings.

                    *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Angela Connell, Staff Accountant, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3418 with any other questions.

Sincerely,

William C-L Friar
Senior Financial Analyst